SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 28, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 28, 2017 regarding “Ericsson presents focused business strategy”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: March 28, 2017

PRESS RELEASE MARCH 28, 2017

ERICSSON PRESENTS FOCUSED BUSINESS STRATEGY

•	Focused business strategy and improved internal efficiency to restore profitability, significantly improving operating income and margin, and revitalizing technology and market leadership

•	Reallocated resources and increased investments in the following core portfolio areas: networks, digital services (OSS/BSS and telecom core) and Internet of Things (IoT)

•	Refocused strategy for Managed Services to improve profitability

•	Strategic opportunities to be explored for the Media and Cloud Infrastructure hardware businesses

•	Write down of assets to be made in Q1, 2017, with an estimated impact on operating income of SEK 3-4 b. Restructuring charges estimated to approximately SEK 6-8 b. for 2017, of which approximately SEK 2 b. in Q1.

•	Separately, provisions of an estimated SEK 7-9 b. will be made in Q1, triggered by recent negative developments related to certain large customer projects

•	Simplified organizational structure and new appointments to the Executive Team (separate release)

Ericsson (NASDAQ:ERIC) will pursue a more focused business strategy to revitalize technology and market leadership, improve group profitability and enable customer success. The overall strategy is to enable service providers to expand their business across industries and into new profit pools. We will drive the development of market-leading solutions, fully leveraging the potential of 5G, IoT and cloud.

Restoring profitability is key and we will start by focusing the portfolio to fewer areas and securing effectiveness and efficiency in operations.

We will increase emphasis on solutions across the company, combining products and services, to drive efficiency and better meet customer needs and requirements. This will also be reflected in a simplified organization. In parallel we will also accelerate investments both in R&D and services capabilities in selected core areas to ensure that we can offer our customers leading solutions.

Börje Ekholm, Ericsson President and CEO, says: “For some time Ericsson has been challenged on both technology and market leadership and the group strategy has not yielded expected returns. In our strategy review we have listened carefully to customers around the

PRESS RELEASE MARCH 28, 2017

world and made an in-depth analysis of our portfolio and performance. To enable us to immediately take action and move with speed in execution we are today outlining our path to restoring profitability and to lead with innovation and best in class solutions in areas we have decided to focus on.”

Portfolio changes

We will take the following steps to focus and strengthen the core portfolio:

Accelerate and increase investments in key areas in Networks to support a continued global rollout of 4G and establishing a leading position in 5G.

Target the Network Rollout business on Ericsson’s own networks portfolio. Ambition is to optimize the end-to-end offering to address our customers’ needs. The work to improve profitability in this area will be further sharpened.

For the newly created Digital Services Business Area, including cloud based virtualized network infrastructure and applications, management and monetization software (OSS/BSS) and related services capabilities, the near term focus is on re-establishing profitability. As this area is strategically important to our customers going forward, we will also selectively increase our investments to enable Ericsson to be the partner of choice for our customers on their journey to become digital service providers.

Shift the IoT strategy from a systems-integration-led approach to a platform- and solutions-led strategy to better leverage our global scale and industry expertise.

Refocus Managed Services strategy with emphasis on automation, fully leveraging our global scale and OSS capabilities, to provide high-tech services and cost efficient operations. Full attention on turning business around from a negative result in 2016, addressing low-performing operations and contracts.

Explore strategic opportunities for the Media business while continuing to develop our media solutions, to enable the business to scale and succeed in the evolving media landscape. Our media business consists of two parts, managed services and technology solutions. We will now create two separate units, Ericsson Broadcast & Media Services and Ericsson Media Solutions, to create a stronger operational focus. Video traffic today constitutes over 50% of mobile data traffic globally, and is forecast to grow to 75% by 2022. We have built a strong and competitive portfolio and we have become a world leading supplier of TV & Media products and services.

As a consequence of our increased focus on software technology development within virtualized core networks and management and monetization software (OSS/BSS) we will explore strategic opportunities for the IT Cloud Infrastructure hardware business.

PRESS RELEASE MARCH 28, 2017

Ekholm continues: “With these changes I am confident that we will create the most intelligent and efficient networks, deliver the most competitive solutions and constantly innovate to enable our customers to succeed in a fully connected world.”

Profitability and efficiency

In addition to the actions above, the company will continue our work to rationalize legacy portfolio and drive company-wide efficiency measures. Combined, these actions will establish a new and stronger earnings level for Ericsson.

Ekholm says: “While we will continue our work to take out cost at high pace with targets surpassing current ambitions, we will not guide on cost levels going forward as it is an isolated part of the profit and loss statement. With the actions announced today, and assuming stable market conditions, we foresee significant improvements already in 2018. And beyond that I am convinced that Ericsson, on a sustainable basis, can at least double the 2016 Group operating margin, excluding restructuring charges. But even more importantly, I think that we can deliver a return on capital employed that will create value for our shareholders.”

Short term financial implications

As a consequence of the change in Group strategy, certain intangible assets including capitalized development within current segments Media and IT & Cloud will be impaired in Q1. Ericsson estimates the operating income impact of this in Q1 to SEK 3-4 b. with no impact on cash flow.

As a result of a planned higher pace in cost reductions, with current visibility we estimate restructuring charges for 2017 to amount to approximately SEK 6-8 b., compared to previous estimate of SEK 3 b, of which approximately SEK 2 b. in Q1.

Provisions related to events in Q1, 2017

Separately, provisions of an estimated SEK 7-9 b. will be required in Q1, triggered by recent negative developments related to certain large customer projects.

New company structure

The company also announces an organizational structure to support the long-term strategy. A set of changes will be made to simplify the organization to increase efficiency and speed up time to market and customer responsiveness.

In addition, actions are taken to increase accountability and empowerment throughout the organization. Today the company has significant common costs that are allocated. These resources will gradually be moved out to business and market areas.

The new organization and P&L structure is built on a simplified model, combining products and services where relevant into solutions to increase internal efficiency and better reflect customer needs and requirements. The new structure will have three Business Areas,

PRESS RELEASE MARCH 28, 2017

Networks, Digital Services and Managed Services as well as two separate units for the Media business, Ericsson Broadcast & Media services and Ericsson Media Solutions. The current 10 regions are reduced to five Market Areas, all represented in the Executive Team. The new Market Area set up will align better to our global customers and reduce the number of interfaces for them.

The new Executive Team will be effective April 1, 2017. All changes to structure and management can be found on Ericsson press release page.

The first quarter of 2017 will be reported in accordance with the Segment structure communicated on March 10, 2017, see press release. From Q2 and onwards Segment Media will be renamed Segment Other and Segment IT & Cloud will be renamed Segment Digital Services. Any additional changes to Segment reporting and disclosures as a consequence of today’s announcement will be communicated in conjunction with the Q1, 2017 report.

CONFERENCE CALLS FOR ANALYSTS, INVESTORS AND JOURNALISTS

Two conference calls for financial analysts, investors and journalists will begin at 9.00 CET and 15.00 CET.

President and CEO Börje Ekholm and CFO Carl Mellander will comment on today’s announcements and take questions.

To join the conference call, please call one of the following numbers:

International/UK: +442030089801 / UK Toll-Free Number: 08082370059

SE: +46856642691 / SE Toll-Free Number: 0200883817

US: +16465025116 / US Toll-Free Number: +18557532235

Please call in at least 15 minutes before the conference call begins. As there is usually a large number of callers, it may take some time before you are connected.

A live audio webcast of the conference call will be available at: www.ericsson.com/investors and at: www.ericsson.com/press

REPLAY:

A replay of the conference call will be available from about one hour after it has ended until April 4, 2017.

Sweden Toll Number: +46 85 664 2638

International Number: +44 20 3426 2807

Conference Number: 685390# - for 09.00 call

PRESS RELEASE MARCH 28, 2017

Conference Number: 685383# - for 15.00 call

FOR FURTHER INFORMATION, PLEASE CONTACT

Ola Rembe, Head of External Communications, Ericsson

Phone: +46 73 02 44 873

E-mail: ola.rembe@ericsson.com

Ericsson Corporate Communications

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

Ericsson Investor Relations

Phone: +46 10 719 00 00

E-mail: investor.relations@ericsson.com

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

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Ericsson is a world leader in communications technology and services with headquarters in Stockholm, Sweden. Our organization consists of more than 111,000 experts who provide customers in 180 countries with innovative solutions and services. Together we are building a more connected future where anyone and any industry is empowered to reach their full potential. Net sales in 2016 were SEK 222.6 billion (USD 24.5 billion). The Ericsson stock is listed on Nasdaq Stockholm and on NASDAQ in New York. Read more on www.ericsson.com.

This information is information that Telefonaktiebolaget LM Ericsson is obliged to make public pursuant to the EU Market Abuse Regulation. The information was submitted for publication, through the agency of the contact person set out above, at 07.30 CET on March 28, 2017.